Filed pursuant to General Instruction II.L. of Form F-10
File No. 333- 238061

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 25, 2021

PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated May 13, 2020

TELUS Corporation

$●
● Common Shares

TELUS Corporation (“TELUS” or the “Company”) is offering (the “Offering”) ● common shares in the capital of the Company (the “Firm Shares”) at a price of $● per Firm Share (the “Offering Price”). The Offering Price has been determined by negotiation between TELUS and RBC Dominion Securities Inc. and CIBC World Markets Inc. (collectively, the “Lead Underwriters”), on their own behalf and on behalf of the other Underwriters (as defined herein). The common shares of TELUS (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “T” and on the New York Stock Exchange (the “NYSE”) under the symbol “TU”. On March 24, 2021, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was $26.15 and on the NYSE was US$20.80. The Company has applied to the TSX and the NYSE to list the Offered Shares (as defined herein). Listings will be subject to TELUS fulfilling all the listing requirements of the TSX and the NYSE, as applicable.

This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement, and the short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the underwriters or experts named herein may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus supplement or the short form base shelf prospectus to which this prospectus supplement relates. Any representation to the contrary is a criminal offense.

$● per Firm Share
	Price to the Public (1) (2)	Underwriters’ Fee (3)	Net Proceeds to the Company (4)
Per Firm Share	$●	$●	$●
Total(5)	$●	$●	$●

Notes:

(1)	The Offering Price has been determined by negotiation between TELUS and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters.

(2)	The price to the public is payable to the Underwriters in Canadian dollars and proceeds to TELUS will be payable by the Underwriters in Canadian dollars.

(3)	TELUS has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.

(4)	Before deducting expenses of this Offering estimated at $1,250,000 which, together with the Underwriters’ fee, will be paid from the general funds of the Company.

(5)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters at any time until the date that is 30 days following the Closing Date, to purchase up to an additional ● Common Shares at the Offering Price (representing up to 15% of the number of Common Shares sold pursuant to the Offering) (the “Option Shares”, and together with the Firm Shares, the “Offered Shares”) to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Total Price to the Public, Underwriters’ Fee and Net Proceeds to the Company, before deducting expenses of the Offering, will be $●, $● and $●, respectively. This prospectus supplement also qualifies the grant of the Over-Allotment Option and distribution of any additional Option Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to Offered Shares include the Common Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

The following table sets forth the number of Common Shares that may be issued by the Company pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	● Common Shares	Exercisable at any time until the date that is 30 days following the Closing Date	$● per Common Share

RBC Dominion Securities Inc., CIBC World Markets Inc., ●, ●, ●, ●, ●, ●, ●, ●, and ● (collectively, the “Underwriters”), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by TELUS and delivered to, and accepted by, the Underwriters in accordance with the conditions of the underwriting agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP of Toronto, Ontario, the Company’s Canadian counsel, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Company’s U.S. counsel, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP of Toronto, Ontario and New York, New York, the Underwriters’ Canadian and U.S. counsel. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Offered Shares will be available for delivery in book-entry form only. The closing of this Offering is expected to take place on or about March 31, 2021, or such later date as may be agreed upon, but in any event not later than ●, 2021 (the “Closing Date”).

ii

The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. If the selling price is reduced, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.

Investors should rely only on the information contained in or incorporated by reference in this prospectus supplement. The Company has not authorized anyone to provide investors with different information. The Company is not offering the Offered Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front page of this prospectus supplement.

It is expected that the Offered Shares will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and that the Firm Shares will be deposited with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Unless otherwise indicated, the disclosure contained in this prospectus supplement assumes that the Over-Allotment Option has not been exercised.

TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer the Offered Shares at a price lower than the Offering Price. See “Plan of Distribution”.

The Offered Shares will generally be qualified investments under the Income Tax Act (Canada). See “Eligibility for Investment”.

An investment in the Common Shares bears certain risks. See “Risk Factors” on page S-14 of this prospectus supplement.

Each of the Underwriters, other than ●, is an affiliate of a financial institution which is a lender to the Company under a $2.25 billion unsecured credit facility with a syndicate of financial institutions (the “2018 Credit Facility”). Each of the Underwriters, other than ●, ●, ●, ●, ● and ●, is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. (“TELUS International” or “TI”) under an approximately US$1.7 billion bank credit facility, secured by its assets, expiring on January 28, 2025, other than amounts owing under a US$250 million term loan component of such facility which will become due on December 22, 2022 (the “TELUS International Credit Facility”). Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada. See “Plan of Distribution”.

Joint Book-Running Managers

RBC Capital Markets	CIBC Capital Markets
Dated , 2021
iii

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus

CURRENCY

Unless otherwise indicated, all references to “$” or “dollar” in this prospectus supplement refer to the Canadian dollar and all references to “US$” or “US dollar” in this prospectus supplement refer to the United States dollar. For information purposes, the daily average exchange rate as reported by the Bank of Canada on March 24, 2021 was US$1.00 = $1.2562.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated May 13, 2020 (the “short form base shelf prospectus”) solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:

(a)	the annual information form of the Company dated February 11, 2021, for the year ended December 31, 2020;

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	Management’s Discussion and Analysis of financial results for the year ended December 31, 2020;

(d)	the information circular dated March 11, 2020, prepared in connection with the Company’s annual general meeting held on May 7, 2020; and

(e)	the “template version” of the “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) for this Offering, consisting of a term sheet dated March 25, 2021 (the “Term Sheet”).

A “template version” of the “marketing materials” (as such terms are defined under NI 41-101) for this Offering, consisting of the Term Sheet, was filed with the securities commission or similar regulatory authority in each of the provinces of Canada on March 25, 2021. The template version of the marketing materials is incorporated by reference into this prospectus supplement, but is not part of this prospectus supplement to the extent that its contents have been modified or superseded by a statement contained in this prospectus supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purposes of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

S-2

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a prospectus supplement, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor's report thereon, management's discussion and analysis and information circulars of TELUS filed by TELUS with securities commissions or similar authorities in Canada after the date of this prospectus supplement and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent indicated in any Report on Form 6-K filed with the SEC or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the short form base shelf prospectus to which it relates, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, its targets, outlook, updates, including the anticipated benefits and efficiencies of the accelerated investments in fibre and 5G, the timing of the accelerated investment program in 2021 and completing it by the end of 2022, plans for future annual capital expenditures to decline including expected cash flow, revenue and EBITDA growth resulting from the accelerated investments, its plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and its multi-year dividend growth program. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference herein include, but are not limited to, the following:

•	The COVID-19 pandemic including: its impacts on the Company’s customers, its suppliers and vendors, its team members and its communities, as well as changes resulting from the pandemic to the Company’s business and operations including to the demand for and supply of the products and services that the Company offers and the channels through which it offers them.

S-3

•	Regulatory decisions and developments including: changes to the Company’s regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 “Communications industry regulatory developments and proceedings” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2020, such as the potential for government to allow consolidation of competitors in the Company’s industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in wireless plans using between two to six GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the Canadian Radio-television and Telecommunications Commission’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including the Company’s compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on the Company and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and the Company’s ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which the Company operates, including as an operator of health clinics. The jurisdictions in which the Company operates, as well as the contracts that the Company enters into (particularly those of TELUS International business), require the Company to comply with or facilitate its clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International financial performance which impacts the Company’s financial performance.

•	Competitive environment including: the Company’s ability to continue to retain customers through an enhanced customer service experience that is differentiated from its competitors, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (“IoT”) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (“OTT”) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (“ABPU”), mobile phone average revenue per subscriber per month (“ARPU”), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as the Company’s Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; the Company’s ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in the Company’s TELUS Health business, the Company’s ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in the Company’s TELUS Agriculture business, while the Company maintains a broad solution set as compared to other agriculture technology providers, the Company’s ability to compete with focused software and IoT competitors.

S-4

•	Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services.

•	Challenges to the Company’s ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; the Company’s reliance on information technology and its ability to streamline its legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (“FTTP”), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of wireless technologies; the Company’s choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that it offers; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; the Company’s expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and its ability to utilize spectrum it acquires; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and deployment of the Company’s self-learning tools and automation that may change the way the Company interacts with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: the Company’s broadband initiatives, including connecting more homes and businesses directly to fibre; the Company’s ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada, including the 3500 MHz spectrum auction scheduled to take place in June 2021 and the millimetre wave spectrum auction, which the Minister of Innovation, Science and Industry stated is expected to commence in 2021, but the Company believes may not take place until 2022 or later, and the announcement of a formal consultation on the auctioning of the 3800 MHz spectrum, expected to take place in 2023. The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or by changes to the Company’s regulatory environment.

S-5

•	Operational performance and business combination risks including: the Company’s reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; the Company’s ability to manage the requirements of large enterprise deals; its ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as the Company’s ability to successfully complete and integrate acquisitions into the Company’s operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); the Company’s ability to identify and manage new risks inherent in new service offerings that the Company may provide, including as a result of acquisitions, which could result in damage to the Company’s brand, the Company’s business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and the Company’s ability to effectively manage its infrastructure and team member expansion.

•	Data protection including: risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to the Company’s reputation and brand.

•	Security threats including: intentional damage or unauthorized access or attempted access to the Company’s physical assets or the Company’s IT systems and networks, which could prevent the Company from providing reliable service or result in unauthorized access to the Company’s information or that of the Company’s customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: the Company’s operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and the Company’s ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally.

•	Business continuity events including: the Company’s ability to maintain customer service and operate its network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts the Company’s financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. The price of the subordinate voting shares of TI (“TI Subordinate Voting Shares”) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

S-6

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of the Company’s business), the level of the Company’s employee engagement, its ability to maintain its unique culture as it grows, the risk that certain independent contractors of TI’s Lionbridge AI business could be classified as employees, and the health of its team.

•	Financing and debt requirements including: the Company’s ability to carry out financing activities, refinance its maturing debt, lower its net debt to EBITDA ratio to its objective range given the cash demands of spectrum auctions and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. The Company’s business plans and growth could be negatively affected if existing financing is not sufficient to cover the Company’s funding requirements.

•	Lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders, and could affect the Company’s ability to sustain its dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, acquisitions, the management of the Company’s capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by the Company’s Board of Directors based on the Company’s financial position and outlook. Common Shares may be purchased under the Company’s normal course issuer bid (“NCIB”) if and when the Company implements one and if the Company considers it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that the Company’s dividend growth program or that any NCIB will be implemented, maintained, unchanged and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from the Company’s interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws or administrative or assessing practices of tax authorities, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by the Company.

•	Litigation and legal matters including: the Company’s ability to successfully respond to investigations and regulatory proceedings; the Company’s ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

S-7

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting the Company’s business, including climate related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on the Company’s properties, changing government and public expectations regarding environmental matters and the Company’s responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and the Company’s response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which the Company operates; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2020. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond the Company’s control or its current expectations or knowledge. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this prospectus supplement and the short form base shelf prospectus to which it relates, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this prospectus supplement.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates describe the Company’s expectations and are based on its assumptions as at the date hereof and are subject to change after this date. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates including in each case the documents incorporated by reference.

S-8

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. References to “$” or “dollar” are to Canadian dollars and references to “US$” or “US dollar” are to United States dollars.

The Offering

Issuer	TELUS Corporation

Securities Offered	Treasury offering of ● Common Shares, before giving effect to the Over-Allotment Option.

Common Shares outstanding as of the date hereof	● Common Shares

Common Shares to be outstanding upon closing of the Offering	● Common Shares, before giving effect to the Over-Allotment Option

Over-Allotment Option	The Company has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any and for market stabilization purposes.

Use of Proceeds	The total net proceeds to be received by the Company from this Offering are estimated to be approximately $● million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds of this Offering will be used to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network. See “Use of Proceeds” and “Consolidated Capitalization”.

Stock exchange symbols	TSX: “T”, NYSE: “TU”

Risk Factors	See “Risk Factors” on page S-14 of this prospectus supplement.

S-9

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and temporary investments, net, and the capitalization of TELUS as at December 31, 2020, on an actual basis and on an as adjusted basis to give effect to: (i) this Offering, and (ii) the use of the net proceeds of the Offering to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network. This table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto. All US dollar amounts have been translated into Canadian dollars based on the daily average exchange rate as reported by the Bank of Canada on December 31, 2020 (US$1.00 = $1.2732).

	As at December 31, 2020
	Actual	As adjusted
	(millions)
Cash and temporary investments, net	$848	$	●	(1)(2)
Amounts arising from arm’s-length securitization trust	100		100
Total short-term debt	100		100
Long-term debt
TELUS Corporation Notes
Series CJ: 3.35% due March 2023	499		499
Series CK: 3.35% due April 2024	1,096		1,096
Series CL: 4.40% due April 2043	596		596
Series CN: 5.15% due November 2043	396		396
Series CP: 4.85% due April 2044	885		885
Series CQ: 3.75% due January 2025	797		797
Series CR: 4.75% due January 2045	395		395
Series CT: 2.35% due March 2022	998		998
Series CU: 4.40% due January 2046	497		497
Series CV: 3.75% due March 2026	596		596
Series CW: 4.70% due March 2048	471		471
Series CX: 3.625% due March 2028	592		592
Series CY: 3.30% due May 2029	987		987
Series CZ: 2.75% due July 2026	796		796
Series CAA: 3.15% due February 2030	594		594
Series CAB: 3.95% due February 2050	792		792
Series CAC: 2.35% due January 2028	595		595
Series CAD: 2.05% due October 2030	496		496
2.80% Notes due February 2027(3)	755		755
3.70% Notes due September 2027(4)	632		632
4.60% Notes due November 2048(5)	933		933
4.30% Notes due June 2049(6)	623		623
TELUS Corporation Commercial Paper(2)	731		731
TELUS Corporation Credit Facilities(2)	—		—
TELUS International Credit Facility(7)	1,804		1,804
TELUS Communications Inc. Debentures
Series 3: 10.65% due June 2021	175		175
Series 5: 9.65% due April 2022	248		248
Series B: 8.80% due September 2025	199		199
Lease Liabilities	1,837		1,837
Other	273		273
Total long-term debt	20,288		20,288
Total debt	20,388		20,388

Owners’ equity:
Common Shares offered hereby	—		●
Common Shares	7,677		7,677
Contributed surplus	534		534
Retained earnings	3,746		3,746
Accumulated other comprehensive income	117		117
Non-controlling interests	528		528
Total owners’ equity	12,602		●
Total capitalization	$32,142		●

S-10

Notes:

(1)	Reflects approximately $● million arising from the issue of the Common Shares offered hereby, and assumes the net proceeds from this Offering will be used to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network. The amount reflected does not deduct issue costs related to this Offering.

(2)	As at the date of this prospectus supplement, no amounts were drawn on the 2018 Credit Facility and the amount of commercial paper outstanding, all of which was denominated in US dollars, was US$735 million ($923 million, based on the daily average exchange rate as reported by the Bank of Canada on March 24, 2021, which was US$1.00 = $1.2562, before application of the proceeds from this Offering).

(3)	The principal amount of 2.80% Notes due February 2027 outstanding is US$600 million.

(4)	The principal amount of 3.70% Notes due September 2027 outstanding is US$500 million.

(5)	The principal amount of 4.60% Notes due November 2048 outstanding is US$750 million.

(6)	The principal amount of 4.30% Notes due June 2049 outstanding is US$500 million.

(7)	In February 2021, TELUS International made an initial public offering of TI Subordinate Voting Shares; both TELUS and a TELUS International non-controlling shareholder individually also offered TI Subordinate Voting Shares in conjunction with the initial public offering. Net proceeds, excluding tax, to TELUS for the sale of its offered shareholdings were approximately US$154 million ($0.2 billion) and net proceeds to TELUS International from shares offered by TELUS International were approximately US$0.5 billion ($0.6 billion); the proceeds received by TELUS were added to cash and proceeds received by TELUS International were applied to reduce amounts outstanding under the TELUS International Credit Facility, which in both cases reduced the net debt of TELUS. As of the date of this prospectus supplement, US$1.1 billion ($1.4 billion, based on the daily average exchange rate as reported by the Bank of Canada on March 24, 2021, which was US$1.00=$1.2562) was drawn on the TELUS International Credit Facility.

USE OF PROCEEDS

The total net proceeds to be received by the Company from this Offering are estimated to be approximately $● million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds will be used to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network. See “Consolidated Capitalization”.

The Company anticipates that approximately $500 to $750 million of the accelerated capital investments will be earmarked for 2021, over and above its previous target of $2.75 billion, dependent upon its ability to ramp up resources and suppliers. The balance of approximately $750 million to $1.0 billion is expected to be brought forward into 2022, in addition to TELUS’ planned annual capital expenditures of $2.75 billion for next year. Investing from a position of strength and leadership, this accelerated broadband expansion program will significantly enhance TELUS’ fibre buildout across key markets in British Columbia, Alberta and Eastern Quebec, as well as advance investments related to the expansion of our 5G footprint, including network readiness for 5G spectrum and system upgrades.

S-11

These transformational investments are expected to significantly bolster TELUS’ customer experience leadership and competitive position, enabling up to 225,000 additional rural and urban premises with its fibre technology, and enhancing the speed and coverage of its leading wireless network through the accelerated build-out of 5G. These generational investments are expected to drive enhanced customer growth and the realization of accelerated operating efficiencies, including advancing its copper decommissioning plans.

These investments will also result in positive cash flow benefits, as TELUS completes the accelerated build, including a faster than expected reduction in capital expenditures in outer years. With the expected completion of the stepped-up broadband build in 2022, the Company anticipates normal course annual capital expenditures, excluding spectrum purchases, to decline by at least $250 million, to approximately $2.5 billion or less, beginning in 2023.

TELUS expects this accelerated and opportunistic broadband program to significantly support elevated revenue growth and, enhanced efficiencies resulting in incremental flow-through to EBITDA in future years. TELUS is reviewing its annual consolidated guidance to take into account the use of proceeds from the Offering and will update it, as required, with the release of its first quarter 2021 results, on May 7, 2021.

PRIOR SALES

For the 12-month period prior to the date hereof, the Company has issued or granted Common Shares and securities convertible into Common Shares as listed on the table set forth below:

Date	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security ($)
March 31, 2020 – March 15, 2021	Common Share Purchase Options (“Options”)	Grant of Options	3,179,400	$21.59 (weighted average price)

March 30, 2020 – March 15, 2021	Restricted Share Units (“RSUs”)	Grants of RSUs	3,555,641	$25.50 (weighted average price)

April 1, 2020 – March 1, 2020	Common Shares	Dividend Reinvestment and Share Purchase Plan	24,586,689	$22.90 (weighted average price)

February 26, 2021	Performance Share Units (“PSUs”)	Grant of PSUs	410,981	$25.76 (weighted average price)

March 31, 2020 – December 31, 2020	Common Shares	Grants of Deferred Share Units	102,376	$22.77 (weighted average price)

December 11, 2020	Common Shares	Acquisition of Healthism Systems Inc. (dba Input Health Systems)	317,861	$25.17

November 20, 2020	Common Shares	Vesting of previously issued PSUs	623,862	$24.16 (weighted average price)

September 9, 2020	Common Shares	Share Issuance – Medisys Health Group Inc. – working capital adjustment	12,346	$23.53 (weighted average price)

S-12

MARKET PRICE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the symbol “T” and the NYSE under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this prospectus supplement.

	Price Range
	High	Low	Volume
	($)	($)
2021
March 1-24	26.82	25.85	77,609,934
February	27.26	25.45	82,327,040
January	26.96	25.21	59,346,334

2020
December	25.99	24.97	55,258,794
November	25.24	22.54	55,105,176
October	24.26	22.65	44,506,707
September	24.60	23.26	48,968275
August	24.49	23.23	35,588,300
July	23.88	22.33	44,353517
June	25.38	22.36	64,043,826
May	23.86	22.31	35,521,635
April	23.29	21.81	59,943,894
March(1)	25.70	19.93	126,316,527

(1) On March 17, 2020, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of March 13, 2020 pursuant to a two-for-one share subdivision. The information in the table above is presented to reflect the share subdivision.

S-13

The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the NYSE during the 12 months preceding the date of this prospectus supplement.

	Price Range
	High	Low	Volume
	(US$)	(US$)
2021
March 1-24	21.34	20.41	29,622,395
February	21.45	20.04	34,888,547
January	21.23	19.91	22,370,195

2020
December	20.28	19.30	20,425,771
November	19.42	17.04	26,586,577
October	18.47	17.02	22,524,773
September	18.84	17,48	27,053,847
August	18.64	17.37	17,322,311
July	17.60	16.44	26,071,100
June	19.02	16.36	29,908,083
May	17.36	15.82	26,240,380
April	16.76	15.37	28,515,909
March(1)	19.19	13.69	45,233,523

(1) On March 17, 2020, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of March 13, 2020 pursuant to a two-for-one share subdivision. The information in the table above is presented to reflect the share subdivision.

RISK FACTORS

An investment in the Common Shares offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled “Risks and risk management” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2020, which section is incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Common Shares.

Market Price

The market price of the Common Shares may fluctuate due to a variety of factors relative to the Company's business, many of which are beyond the Company’s control, including, but not limited to, announcements of new developments, actual or anticipated fluctuations in the Company's operating results, sales of the Common Shares in the marketplace, changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future operating results or financial performance, changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, increases or decreases in the amount of dividends to be paid or expected to be paid by the Company, release or expiration of lock-up or other transfer restrictions on outstanding Common Shares; sales or anticipated sales of additional Common Shares by the Company, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors, news reports relating to trends, concerns, technological or competitive developments, any public announcements made in regard to this Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In certain circumstances, stock markets experience significant price and volume fluctuations, which are unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

S-14

Sales of Additional Common Shares

The Company is authorized to issue up to 4,000,000,000 Common Shares. The Company may issue additional Common Shares or other securities convertible into Common Shares to raise funds for future operations or for other purposes (including as incentive compensation). Any future issuance of Common Shares, or other securities convertible into Common Shares, may result in dilution to present and prospective holders of Common Shares.

Dividends

Dividends are not guaranteed and will fluctuate with the performance of the Company. The board of directors of the Company has the discretion to determine the amount of dividends to be declared and paid to shareholders and the timing thereof. Such determination is based on an assessment by the board of directors of the Company’s financial position and outlook, which will take into consideration the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, acquisitions, the management of the Company’s capital structure, and regulatory decisions and developments.

Foreign Private Issuer Status

As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors.

DESCRIPTION OF COMMON SHARES

TELUS is authorized to issue up to 4,000,000,000 Common Shares. As of March 24, 2021, there were 1,297,509,602 Common Shares issued and outstanding. A summary of the material attributes of the Common Shares is set out in the short form base shelf prospectus under the heading “Description of Share Capital – Common Shares”.

Voting shares of TELUS, including the Common Shares, are subject to share ownership restrictions under applicable law which, among other things, provides that not less than 66⅔ per cent of the issued and outstanding voting shares of TELUS must be beneficially owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians. Applicable law and the articles of TELUS provide for mechanisms to ensure compliance with these share ownership restrictions. For more information on these share ownership restrictions and rules concerning their application, please the section entitled “7.2 Constraints – Canadian ownership and control requirements” of TELUS’ annual information form dated February 11, 2021, for the year ended December 31, 2020 incorporated by reference herein.

S-15

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the NYSE), the Offered Shares will be a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a registered education savings plan (“RESP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act).

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a particular RRSP, RRIF, RESP, RDSP or TFSA, the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Offered Shares generally will not be a prohibited investment for these purposes provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, (i) deals at arm’s length with the Company for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares generally will not be a “prohibited investment” for a RRSP, RRIF, RESP, RDSP or TFSA if the Offered Shares are “excluded property” (as defined in the Tax Act).

Prospective investors should consult their own tax advisors regarding whether the Offered Shares would be a prohibited investment for their RRSP, RRIF, RDSP, RESP or TFSA in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to TELUS, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering or the exercise of the Over-Allotment Option and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with TELUS or the Underwriters, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, a “synthetic equity agreement,” “synthetic equity arrangement,” or a “specified synthetic equity arrangement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the short form base shelf prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

S-16

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder will be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that TELUS designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. TELUS has, by notice on its website, indicated that all dividends paid by it since January 2006 will be designated as eligible dividends until a notification of change is posted on its website. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to TELUS that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Offered Shares of TELUS owned by the Resident Holder as capital property at that time, if any.

S-17

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares. If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of TELUS’ capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by TELUS to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

S-18

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present U.S. federal income tax laws of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	banks and other financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

•	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

•	persons liable for alternative minimum tax;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	persons that own, directly, indirectly or constructively, 10% or more of our common stock (by vote or value) for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its tax advisor as to the particular U.S. federal income tax considerations of holding Offered Shares.

Cash Distributions

Subject to the application of the PFIC (defined below) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian tax withheld from such distribution) to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Offered Shares and thereafter will be treated as gain from the sale or exchange of such Offered Shares. The Company does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a tax basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such tax basis will be used to measure gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of such Canadian dollars generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. Special rules apply in determining the amount allowable to be claimed as a foreign tax credit with respect to excess distributions received by a U.S. Holder from a PFIC. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Company is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, including that the Company is not a PFIC for the taxable year or the immediately preceding taxable year, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by a non-corporate U.S. Holder (including an individual) from the Company will be subject to U.S. federal income tax at preferential rates.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Offered Shares, subject to certain limitations and exceptions.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in such Offered Share. Such capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Company is treated as a “passive foreign investment company” (“PFIC”), under United States federal income tax rules at any time during a U.S. Holder’s holding period in such holder’s Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of “passive” income, or 50% or more of its assets are “passive assets.” The Company believes that it was not a PFIC in 2020, and the Company does not expect to become a PFIC in 2021 or any subsequent year. Furthermore, the Company has no reason to believe it has been a PFIC in any taxable year prior to 2020. However, because this determination is made annually at the end of such taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, there can be no assurance that the Company will not become a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. U.S. Holders are urged to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC.

Backup Withholding Tax and Information Reporting

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

PLAN OF DISTRIBUTION

The Offering consists of ● Common Shares at the Offering Price of $● per Common Share and up to an additional ● Common Shares at the Offering Price if the Over-Allotment Option is exercised. The Firm Shares will be issued on the Closing Date pursuant to the Underwriting Agreement (as defined below).

Under an underwriting agreement (the “Underwriting Agreement”) dated as of March ●, 2021 among the Company and the Underwriters, the Company has agreed to sell the Firm Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, as principal, such Firm Shares at the Offering Price of $● per Firm Share, payable in cash to TELUS against delivery of the Firm Shares on the Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Company will pay the Underwriters a fee of approximately $● per Common Share issued and sold as part of the Offering, for an aggregate fee payable of $● (in each case assuming the Over-Allotment Option is not exercised). The Underwriters’ fee in respect of the Offering is payable on the Closing Date.

The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional ● Common Shares at the Offering Price, on the same terms and conditions as the Offering, exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the 30th day following the Closing Date solely for the purpose of covering over-allotments that exist on the Closing Date, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, underwriting commission and net proceeds to TELUS, before deducting expenses of the Offering, will be $●, $● and $●, respectively. This prospectus supplement qualifies the issuance of Common Shares upon exercise of the Over-Allotment Option.

The terms of the Offering were established through negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters.

The total expenses related to the Offering to be paid by the Company, excluding the Underwriters’ fee, are estimated to be approximately $1,250,000.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement electronically.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), and may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to, (a) (i) trading generally (or specifically in the case of the Common Shares) having been suspended or materially limited on or by, as the case may be, either of the NYSE or the TSX, (ii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, or (iii) any moratorium on commercial banking activities shall have been declared by either Federal or New York State authorities or in Canada by the Canadian federal or provincial authorities, and in the case of any of the foregoing, such event, singly or together, in the opinion of the Underwriters or any of them, acting reasonably, would be expected to have a material adverse effect on the market price or market value of the Common Shares, (b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) having been commenced, threatened or announced or any order or ruling having been issued under or pursuant to any statute of Canada or any province, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or otherwise, or any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Underwriter, acting reasonably, prevents or operates to prevent or restrict the distribution of, trading in the Common Shares, (c) there should occur, develop or come into effect any event, action, state, condition, or major financial occurrence of national or international consequence or any law or regulation, any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, including as result of COVID-19 only to the extent that there are material adverse developments related thereto after the date of the Underwriting Agreement, that, in the reasonable opinion of the applicable Underwriter, seriously adversely affects, or will seriously adversely affect, (i) the financial markets in Canada or the United States, (ii) the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or (iii) the market price or market value of the Common Shares, (d) any material change or change in material fact in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, that in any case in the opinion of the Underwriters or any of them, acting reasonably, would be expected to have a material adverse effect on the market price or market value of the Common Shares, or (e) the Company shall be in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of the Underwriting Agreement in any material respect.

If an Underwriter fails to purchase the Firm Shares which it has agreed to purchase, the remaining Underwriter(s) may, but are not obligated to, purchase such Firm Shares, provided that if the number of Firm Shares that a defaulting Underwriter(s) agreed but failed to purchase is less than or equal to 12% of the aggregate number of Firm Shares agreed to be purchased by the Underwriters (excluding any Option Shares), then the other Underwriters are severally obligated to purchase the Firm Shares which the defaulting Underwriter or Underwriters failed to purchase, on a pro rata basis or as they may otherwise agree between themselves. If the aggregate amount of Firm Shares not purchased is greater than 12% of the aggregate number of Firm Shares agreed to be purchased by the Underwriters (excluding any Option Shares), then each of the Underwriters shall be relieved of its obligations to purchase its respective percentage of the Firm Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Firm Shares if any of the Firm Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Option Shares under the Over-Allotment Option. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act against certain liabilities, claims, demands, losses, costs, damages and expenses.

The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement.

The Offering Price for the Offered Shares offered in Canada and in the U.S. is payable in Canadian dollars only. All of the proceeds of the Offering will be paid to TELUS by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by the Company pursuant to the Offering. In the event the Offering Price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid to the Company by the Underwriters for the Offered Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Common Shares are listed on the TSX and the NYSE. The Company has applied to the TSX and the NYSE to list the Offered Shares. Listings will be subject to TELUS fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purposes of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e. if they sell more Offered Shares than are listed on the cover of this prospectus supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might be otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Pursuant to the Underwriting Agreement, TELUS has agreed, subject to certain exceptions, not to directly or indirectly, create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase such Common Shares or any securities convertible into or exercisable or exchangeable for such Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Shares, whether any such transaction described above is to be settled by delivery of such Common Shares or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld; provided that, TELUS shall not be prevented or restricted from doing any of the foregoing (i) pursuant to the Underwriting Agreement, (ii) pursuant to the grant or exercise of equity-based compensation awards and other similar issuances in the normal course pursuant to any equity-based compensation plan, stock option agreements or similar arrangements in effect on the date hereof, each as described in the Registration Statement, the Time of Sale Information and the Prospectuses (each as defined in the Underwriting Agreement); (iii) to satisfy obligations of the Company in respect of existing agreements; (iv) pursuant to the exercise of currently outstanding convertible securities, options or warrants of the Company; or (v) pursuant to the Company’s existing Amended and Restated Dividend Reinvestment and Share Purchase Plan.

The Offered Shares will be offered in Canada and the U.S. through the Underwriters either directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces of Canada pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from the Company or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the U.S. Securities Act.

It is expected that the Company will arrange for the deposit of the Offered Shares distributed under this prospectus supplement under the book-based system of registration, to be registered to CDS and, in the case of the Firm Shares, to be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Neither TELUS nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Offered Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Offered Shares; or (c) any advice or representation made by or with respect to CDS and those contained in this prospectus supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS participants. The rules governing CDS provide that it acts as the agent and depository for the CDS participants. As a result, CDS participants must look solely to CDS and persons, other than CDS participants, having an interest in the Offered Shares must look solely to CDS participants for payments made by or on behalf of TELUS to CDS in respect of the Offered Shares.

Each of the Underwriters, other than ●, is an affiliate of a financial institution which is a lender to the Company under the 2018 Credit Facility. Each of the Underwriters, other than ●, ●, ●, ●, ●, ● and ● is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. under the TELUS International Credit Facility. Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada.

The 2018 Credit Facility consists of a $2.25 billion unsecured revolving credit facility maturing May 31, 2023. As of December 31, 2020, no amounts were drawn on the 2018 Credit Facility and approximately $731 million was utilized to backstop outstanding commercial paper. As of March 24, 2021, no amounts have been drawn on the 2018 Credit Facility.

The TELUS International Credit Facility consists of an approximately US$1.7 billion bank credit facility expiring on January 28, 2025, other than amounts owing under a US$250 million term loan component of such facility which will become due on December 22, 2022. As of December 31, 2020, US$1.6 billion was drawn on the TELUS International Credit Facility. As of March 24, 2021, approximately US$1.1 billion has been drawn on the TELUS International Credit Facility.

TELUS is and has been in compliance with the terms of the 2018 Credit Facility and the TELUS International Credit Facility. None of the lenders under the 2018 Credit Facility or the TELUS International Credit Facility, or the Underwriters were involved in the Company's decision to distribute the Common Shares offered hereby. The Lead Underwriters, on their own behalf and on behalf of the other Underwriters, negotiated the terms and conditions of this Offering and will not benefit in any manner from this Offering other than as described herein. The net proceeds will be used to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network. The proceeds of this Offering will not be applied for the benefit of the Underwriters or their affiliates, other than as described herein.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby. Certain of the Underwriters or their affiliates have in the past engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for the Company and its related issuers in the ordinary course of business for which they have received or may receive customary compensation. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement Cycle

It is expected that delivery of the Firm Shares will be made against payment therefor on or about March 31, 2021, which will be three (3) business days following the date of this prospectus supplement. Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Firm Shares prior to the Closing Date may be required, by virtue of the fact that the Firm Shares will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Firm Shares who wish to trade their Firm Shares prior to the Closing Date should consult their own advisors.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Company's U.S. counsel, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, of Toronto, Ontario, and New York, New York, the Underwriters’ Canadian and U.S. counsel. The partners and associates of each of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, located at 939 Granville St, Vancouver, British Columbia V6Z 1L3. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The transfer agent and registrar of the Common Shares is Computershare Trust Company of Canada at its principal office in the City of Calgary, Alberta.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 13, 2020

TELUS Corporation

$3,500,000,000

Debt Securities

Preferred Shares

Common Shares

Warrants to Purchase Equity Securities

Warrants to Purchase Debt Securities

Share Purchase Contracts

Share Purchase or Equity Units

Subscription Receipts

TELUS Corporation (“TELUS” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares or common shares (collectively, the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units (“Subscription Receipts”, and together with the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, the “Securities”) of up to $3,500,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of common shares of TELUS (“Common Shares”), the number of Common Shares offered and the offering price; (iii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as the case may be, and any other specific terms thereof. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

TELUS has filed an undertaking with the British Columbia Securities Commission that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.

TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the TSX under the symbol “T” and the NYSE under the symbol “TU”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

Unless the context otherwise indicates, references in this Prospectus to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, each of which has been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated February 13, 2020, for the year ended December 31, 2019;

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	Management’s Discussion and Analysis of financial results for the year ended December 31, 2019;

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month period ended March 31, 2020 together with the notes thereto;

(e)	Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2020;

(f)	the information circular dated March 11, 2020, prepared in connection with the Company’s annual general meeting held on May 7, 2020; and

(g)	the material change report of the Company dated February 18, 2020 in respect of the Share Subdivision (as defined herein).

Any documents of a type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any Report on Form 6-K filed with the SEC or in any Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), any information included therein shall be deemed to be incorporated by reference in this Prospectus.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying Management’s Discussion and Analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying Management’s Discussion and Analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying Management’s Discussion and Analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the NYSE.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

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REFERENCE TO CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

FORWARD-LOOKING STATEMENTS

This Prospectus, together with the documents incorporated by reference herein and therein, contains forward-looking statements about expected events and the financial and operating performance of TELUS. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, its targets, outlook, updates, its plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and its multi-year dividend growth program. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions for 2019 are presented in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2019.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference therein include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on the Company’s customers, its team members and its communities, as well as changes resulting from the pandemic to the Company’s business and operations including to the demand for and supply of the products and services that the Company offers and the channels through which it offers them.

•	Regulatory decisions and developments including changes to the Company’s regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the Company’s Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2020 such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including the Company’s compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on the Company and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and the Company’s ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which the Company operates, including as an operator of health clinics.

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•	Competitive environment including: the Company’s ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite- based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over- the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as the Company’s Peace of Mind™ plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; the Company’s ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the Company’s ability to compete successfully in its TELUS International customer care and business services given the Company’s competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in the Company’s TELUS Health business, its ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and the Company’s ability to successfully develop the Company’s smart data solutions business.

•	Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services.

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•	Challenges to the Company’s ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; the Company’s reliance on information technology and its ability to streamline its legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that it offers; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; the Company’s expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and its ability to utilize spectrum it acquires; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and deployment of the Company’s self-learning tools and automation that may change the way the Company interacts with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: the Company’s broadband initiatives, including connecting more homes and businesses directly to fibre; the Company’s ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions currently expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or by changes to the Company’s regulatory environment.

•	Operational performance and business combination risks including: the Company’s reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; the Company’s ability to manage the requirements of large enterprise deals; its ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as the Company’s ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); the Company’s ability to identify and manage new risks inherent in new service offerings that the Company may provide, including as a result of acquisitions, which could result in damage to the Company’s brand, the Company’s business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to the Company’s reputation and brand.

•	Security threats including intentional damage or unauthorized access to the Company’s physical assets or the Company’s IT systems and networks, which could prevent the Company from providing reliable service or result in unauthorized access to the Company’s information or that of the Company’s customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: the Company’s operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and the Company’s ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

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•	Business continuity events including: the Company’s ability to maintain customer service and operate the Company’s network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of the Company’s employee engagement, and the health of its team.

•	Financing and debt requirements including: the Company’s ability to carry out financing activities, refinance its maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. The Company’s business plans and growth could be negatively affected if existing financing is not sufficient to cover the Company’s funding requirements.

•	Lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders, and could affect the Company’s ability to sustain its dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, acquisitions, the management of the Company’s capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by the Company’s Board of Directors based on the Company’s financial position and outlook. Shares may be purchased under the Company’s normal course issuer bid (NCIB) when and if the Company considers it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that the Company’s dividend growth program or any NCIB will be maintained, not changed and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from the Company’s interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by the Company.

•	Litigation and legal matters including: the Company’s ability to successfully respond to investigations and regulatory proceedings; the Company’s ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti- bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting the Company’s business, including climate change, waste and waste recycling, risks relating to fuel systems on the Company’s properties, changing government and public expectations regarding environmental matters and the Company’s responses; and challenges associated with the COVID-19 pandemic and the Company’s response to it, which may add to or accentuate these factors.

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•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which the Company operates; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2019 and Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2020. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond the Company’s control or its current expectations or knowledge. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this Prospectus and the documents incorporated by reference herein and therein, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe the Company’s expectations, and are based on its assumptions as at the date hereof and are subject to change after this date. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this Prospectus and the documents incorporated by reference herein and therein.

TELUS CORPORATION

TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding non-voting shares (the “Non-Voting Shares”) into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On May 9, 2013, TELUS amended its Articles and Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure of the Company, increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, and incorporate certain “housekeeping” or administrative amendments. On February 13, 2020, TELUS announced that its Board of Directors approved a two-for-one subdivision of the outstanding Common Shares. On March 17, 2020, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of March 13, 2020 (the “Share Subdivision”). TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.

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TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless and wireline voice and data. Data services include: Internet protocol, television, hosting, managed information technology and cloud-based services, and certain healthcare solutions.

USE OF PROCEEDS

Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2019 and March 31, 2020. The earnings coverage ratios refer to the ratio of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.

For the 12-month periods ended December 31, 2019 and March 31, 2020, the Company’s consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2,925 million and $2,841 million, respectively. Borrowing costs for the 12-month periods were $724 million and $740 million, respectively. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods.

12- month period ended	December 31, 2019	March 31, 2020
Earnings coverage ratios	4.0 times	3.8 times

PRIOR SALES

Pursuant to the Company’s various employee share option plans, during the 12-month period before the date of this Prospectus, the Company issued: (i) 30,529 Common Shares on the exercise of 75,096 options at a weighted average price of $29.23 per share; and (ii) 257,786 Common Shares from the vesting of Performance Share Units at a weighted average price of $47.64 per share. These issuances of Common Shares occurred prior to the Share Subdivision.

On May 28, 2019, the Company issued US$500 million aggregate principal amount of 4.30% Notes due June 15, 2049. On July 2, 2019, the Company issued $800 million aggregate principal amount of 2.75% Notes, Series CZ due July 8, 2026. On December 16, 2019, the Company issued $600,000,000 3.15% Notes, Series CAA due February 19, 2030 and $400,000,000 3.95% Notes, Series CAB due February 16, 2050.

On February 26, 2020, and prior to the Share Subdivision, the Company issued 28,750,000 Common Shares for aggregate gross proceeds of $1,495,000,000.

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MARKET PRICE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the symbol “T” and the NYSE under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

	Price Range
	High	Low	Volume
	($)	($)
2020
May 1 to 12(1)	23.37	22.35	12,592,071
April(1)	23.79	21.51	57,102,701
March(1)	51.66	19.61	86,502,517
February	55.48	48.08	34,438,901
January	53.50	50.22	20,528,172

2019
December	50.78	49.31	26,530,804
November	49.95	46.00	22,212,145
October	47.39	45.26	20,936,944
September	48.51	46.27	23,213,576
August	47.36	45.82	19,573,414
July	47.95	46.17	18,654,717
June	49.27	47.04	23,572,133

(1) On March 17, 2020, TELUS effected the Share Subdivision.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in any Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be issued under an indenture dated May 22, 2001 (the “Canadian Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Canadian Trustee”), as supplemented by supplemental indentures applicable to specific Debt Securities (together with the Canadian Trust Indenture, the “Canadian Indenture”) or under an indenture dated September 19, 2016 (the “U.S. Trust Indenture”) between the Company, the Canadian Trustee and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”) as supplemented by supplemental indentures applicable to specific Debt Securities (together with the U.S. Trust Indenture, the “U.S. Indenture”). The following summary of certain provisions of the Canadian Indenture and the U.S. Indenture (together, the “Trust Indentures”) does not purport to be complete and is qualified in its entirety by reference to the applicable Trust Indenture and any applicable supplemental indentures. All capitalized terms are as defined in the applicable Trust Indenture (unless otherwise defined herein).

General

The Trust Indentures provide that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the applicable Trust Indenture, and any supplement in respect of a series of Debt Securities may modify, limit or otherwise remove any terms, covenants, restrictions and/or conditions set forth in the Canadian Trust Indenture or U.S. Trust Indenture, as applicable. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of March 31, 2020, $11.6 billion principal amount of Debt Securities are outstanding under the Canadian Trust Indenture and US$2.4 billion principal amount of Debt Securities are outstanding under the U.S. Trust Indenture.

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With respect to Debt Securities issued under the Canadian Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

(i)	the designation, aggregate principal amount and denominations of such Debt Securities;

(ii)	the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)	the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(v)	whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)	the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)	the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)	any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)	the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(x)	any exchange on which Debt Securities of a series will be listed;

(xi)	terms for any conversion or exchange into other securities;

(xii)	subordination terms, if any, of the Debt Securities of such series;

(xiii)	any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xiv)	any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities.

With respect to Debt Securities issued under the U.S. Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

(i)	the specific designation and the aggregate principal amount of the Debt Securities of such series;

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(ii)	the extent and manner, if any, to which payment on or in respect of the Debt Securities of such series will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations;

(iii)	the percentage or percentages of principal amount at which the Debt Securities of such series will be issued;

(iv)	the date or dates on which the principal of (and premium, if any, on) the Debt Securities of such series will be payable and the portion (if less than the principal amount) of the Debt Securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

(v)	the rate or rates (whether fixed or variable) at which the Debt Securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

(vi)	the dates on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities of such series in registered form;

(vii)	the place or places where the principal of (and premium, if any, and interest, if any, on) the Debt Securities will be payable, and each office or agency where the Debt Securities of such series may be presented for registration of transfer or exchange;

(viii)	if other than U.S. dollars, the currency in which the Debt Securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such Debt Securities of such series will be payable;

(ix)	whether the Debt Securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

(x)	any mandatory or optional redemption or sinking fund provisions;

(xi)	the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which the Debt Securities of such series may be redeemed or purchased by the Company;

(xii)	the terms and conditions, if any, upon which holders may redeem the Debt Securities of such series prior to maturity and the price or prices at which and the currency in which the Debt Securities of such series are payable;

(xiii)	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) the Debt Securities of such series;

(xiv)	the terms, if any, on which the Debt Securities may be converted or exchanged for other of the Company’s Debt Securities or Debt Securities of other entities;

(xv)	any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities;

(xvi)	if other than The Depository Trust Company, the person designated as the depositary for the Debt Securities of such series;

(xvii)	any applicable material Canadian and U.S. federal income tax consequences;

(xviii)	whether and under what circumstances the Company will pay Additional Amounts (defined below under “Additional Amounts”) on the Debt Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether the Company will have the option to redeem the Debt Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

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(xix)	whether the payment of the Debt Securities will be guaranteed by any other person; and

(xx)	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

Unless otherwise indicated in the applicable Prospectus Supplement, the U.S. Trust Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to the Company in the event that the Company has a change in control.

Debt Securities issued under the U.S. Trust Indenture may be issued bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the Prospectus Supplement relating to the Debt Securities.

Payment

Payment of principal of (and premium, if any on) Debt Securities will be made in the designated currency against surrender of such Debt Securities at the place or places specified in the applicable Prospectus Supplement. Payment of any instalment of interest on Debt Securities will be made to the Person (as defined under “– Certain Definitions” below) in whose name such Debt Security is registered at the close of business on the record date for such interest and may be made by electronic funds transfer.

Additional Amounts

All payments made by the Company under or with respect to the Debt Securities of each series issued under the U.S. Trust Indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For each series of Debt Securities, if the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such series of Debt Securities, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable holder of Debt Securities or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

•	any payment to a holder of Debt Securities or beneficial owner who is liable for such Taxes in respect of such Debt Security (1) by reason of such holder of Debt Securities or beneficial owner being a person with whom the Company is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or (2) by reason of the existence of any present or former connection between such holder of Debt Securities or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder of Debt Securities or beneficial owner, if such holder of Debt Securities or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Debt Security as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

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•	any payment to a holder of Debt Securities or beneficial owner who is a “specified shareholder” of the Company or who does not deal at arm’s length with a “specified shareholder” of the Company as defined in subsection 18(5) of the Tax Act;

•	any Debt Security presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the holders of Debt Securities on or prior to such date, the date on which the full amount of such monies has been paid to the holders of Debt Securities, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

•	any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

•	any Taxes imposed as a result of the failure of a holder of Debt Securities or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder of Debt Securities or beneficial owner of such Debt Security, if such compliance is required by statute or by regulation, as a precondition to the reduction of, or exemption from, such Taxes;

•	any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Debt Securities; or

•	any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Debt Security to a holder of Debt Securities or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Debt Security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a holder of Debt Securities or beneficial owner of the Debt Securities in respect of any amount payable under the Debt Securities to the holder of Debt Securities (other than by reason of a transfer of the Debt Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act), but no Additional Amount is paid in respect of such Tax, the Company will pay to the holder of Debt Securities an amount equal to such Tax within 45 days after receiving from the holder of Debt Securities a notice containing reasonable particulars of the Tax so payable, provided such holder of Debt Securities or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities.

Whenever in the U.S. Trust Indenture or in any Debt Security there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Trust Indenture or the redemption, repayment or purchase of the Debt Securities.

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Tax Redemption

The Debt Securities of each series issued under the U.S. Trust Indenture may be redeemed, in whole, but not in part, at the option of the Company at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event the Company delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of outstanding Debt Securities any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the applicable series of Debt Securities; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the applicable series of Debt Securities).

Negative Pledge

The Trust Indentures contain provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined under “– Certain Definitions” below) to, create or assume any Lien (as defined under “– Certain Definitions” below) (other than Permitted Liens (as defined herein)) upon any present or future Principal Property (as defined under “– Certain Definitions” below), or any Property (as defined under “– Certain Definitions” below), which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined under “– Certain Definitions” below) of the Company or a Restricted Subsidiary (the “Negative Pledge”) unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking at least equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

The restrictions set forth above shall not apply to “Permitted Liens”, which are defined in the Trust Indentures to include:

(i)	with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined under “– Certain Definitions” below) for such series;

(ii)	Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)	Liens on any Property, including any improvements from time to time on such property, existing at the time such Property is acquired by the Company or a Restricted Subsidiary, including any acquisition by means of amalgamation, consolidation or merger, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)	Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)	Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any province, state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

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(vi)	Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Permitted Lien pursuant to the Trust Indentures; provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii)	any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt (as defined under “– Certain Definitions” below) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined under “–Limitation on Sale and Lease-Back Transactions” below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined under “– Certain Definitions” below);

(viii)	any interest or title of a lessor in the property subject to any capitalized lease or operating lease; and

(ix)	any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions

The Trust Indentures contain provisions to the effect that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined under “– Certain Definitions” below), except for:

(i)	any Sale and Lease-Back Transaction constituting a Permitted Lien under the Trust Indentures (other than clause (vii) or (viii)) under “Negative Pledge” above;

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above or (iii) below, and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described under “Negative Pledge” above, to incur Indebtedness secured by a Lien on the applicable Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this clause (ii) being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)	any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (a) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate (as defined under “– Certain Definitions” below) of the Company, or (b) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

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Modification of the Trust Indentures

With certain exceptions, the Trust Indentures, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting.

Under the Canadian Trust Indenture, no such modification may be made which would: (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise); (ii) change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

Under the U.S. Trust Indenture, no such modification may be made which would: (i) change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Security; (ii) reduce the principal amount of (or premium, if any, or interest, if any, on) any Debt Security; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place of payment; (v) change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Debt Security; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the U.S. Trust Indenture or for waiver of compliance with certain provisions of the U.S. Trust Indenture or for waiver of certain defaults; or modify any provisions of the U.S. Trust Indenture relating to the modification and amendment of the U.S. Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the U.S. Trust Indenture, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

Events of Default

The Trust Indentures provide that an event of default with respect to any series of Debt Securities means any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any government authority):

(i)	a default in the payment by the Company of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Indentures;

(ii)	a default in the payment by the Company of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(iii)	a default by the Company in the performance of or breach of any other covenant or agreement of the Company with respect to such series of Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(iv)	if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and, if it is capable of being corrected with reference to the presently existing facts and circumstances, such representation or warranty is not corrected within 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

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(v)	any failure by the Company or any Subsidiary to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of US$75 million (or its equivalent in any other currency or currencies), or any default occurs in respect of any Indebtedness of the Company or any Subsidiary in respect of any series of Debt Securities having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity;

(vi)	a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or

(vii)	certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary.

Under each of the Trust Indentures, the Company is required to file with the applicable Trustee an annual officers’ certificate as to the absence of certain defaults under the applicable Trust Indenture.

The Canadian Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Canadian Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.

The Canadian Trust Indenture further provides that if an event of default specified in clause (vii) above in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.

The Canadian Trust Indenture contains a provision entitling the Canadian Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Canadian Trust Indenture at the request of such holders. The Canadian Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Canadian Trust Indenture except in the case of failure of the applicable Canadian Trustee to act.

The U.S. Trust Indenture provides that if an event of default under the U.S. Trust Indenture occurs and is continuing with respect to any series of the Debt Securities issued thereunder, then and in every such case the Trustees or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series, by written notice to the Company and the Trustees under certain circumstances, may rescind and annul such acceleration.

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With respect to Debt Securities issued under the U.S. Trust Indenture, reference is made to the applicable Prospectus Supplement or supplements relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Defeasance

Defeasance of Certain Obligations under the Canadian Trust Indenture

If the supplement to the Canadian Trust Indenture so provides, the Company may elect, with respect to any series of Debt Securities, either to be (a) discharged from its obligations in respect of such Debt Securities, or (b) released from its obligations under positive and negative covenants (other than its covenant to maintain its existence and pay the principal, premium, interest and other amounts on such Debt Securities) and the occurrence of certain events will be deemed not to be or result in a default or event of default. Following such election, the Company will be so discharged or released, provided:

(i)	the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Canadian Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Canadian Trust Indenture with respect to the Debt Securities of the series affected, and free and clear of any Lien, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest and other amounts on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable;

(ii)	the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company’s obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred;

(iii)	such defeasance will not result in a breach or violation of, or constitute a default under, the Canadian Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(iv)	no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit;

(v)	if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and

(vi)	the Company shall have delivered to the Canadian Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Defeasance of Certain Obligations under the U.S. Trust Indenture

The U.S. Trust Indenture provides that, at the Company’s option, the Company will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations (as defined under “– Certain Definitions” below) which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer's certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each instalment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities of such series (hereinafter in this section referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the U.S. Trust Indenture). Such trust may only be established if among other things:

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•	the Company has delivered to the Trustees an opinion of counsel in the United States stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the U.S. Trust Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding Debt Securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit;

•	the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•	the Company shall have delivered to the Trustees an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

The Company may exercise its defeasance option notwithstanding the Company’s prior exercise of its covenant defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time it exercises the defeasance option.

The U.S. Trust Indenture provides that, at the Company’s option, unless and until the Company has exercised its defeasance option described in the preceding paragraph, the Company may omit to comply with the “Negative Pledge” covenant, certain aspects of the “Amalgamation, Consolidation, Conveyance, Transfer or Lease” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the U.S. Trust Indenture and the outstanding Debt Securities upon irrevocable deposit with the Trustees, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer's certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each installment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities (hereinafter in this section referred to as “covenant defeasance”). If the Company exercises its covenant defeasance option, the obligations under the U.S. Trust Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	the Company has delivered to the Trustees an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

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•	the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Other Defeasance Arrangements

If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the applicable Trustee of funds or obligations of the type referred to under “– Defeasance of Certain Obligations” under the Canadian Trust Indenture” and “– Defeasance of Certain Obligations under the U.S. Trust Indenture” above, as applicable. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.

Amalgamation, Consolidation, Conveyance, Transfer or Lease

The Trust Indentures provide that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, sale, transfer or lease of its Property substantially as an entirety, unless, in such case:

(i)	the Person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such Person being referred to as the “Successor Corporation”) is a corporation organized and validly existing under the laws of Canada or any province thereof;

(ii)	the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Canadian Indenture or U.S. Indenture, as applicable;

(iii)	after giving effect to such transaction no default or event of default is or will be occurring under the applicable Trust Indenture or in respect of the Debt Securities of any series issued pursuant to the applicable Trust Indenture; and

(iv)	the Company delivers to the Trustees an officer’s certificate and opinion of counsel confirming that the foregoing conditions have been met.

Governing Law

The Canadian Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario and the U.S. Trust Indenture is governed by, and construed in accordance with, the laws of the State of New York.

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Certain Definitions

(i)	“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

(ii)	“Attributable Debt” shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis that any sublessee has for all or part of the same property.

(iii)	“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles consistently applied.

(iv)	“Capital Lease Obligations” means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

(v)	“Closing Date” means the date on which the Debt Securities are issued.

(vi)	“Consolidated Net Tangible Assets” means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS’ most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

(vii)	“Currency” means any currency or currencies or composite currency issued by the government of one or more countries or by any recognized confederation or association of such governments.

(viii)	“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to the U.S. Trust Indenture, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

(ix)	“Indebtedness” means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

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(x)	“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

(xi)	“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

(xii)	“Principal Property” means at any time any Property which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

(xiii)	“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

(xiv)	“Restricted Subsidiary” means (a) TELUS Communications Inc. and (b) at any time any other Subsidiary of TELUS, if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

(xv)	“Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

(xvi)	“Securities” means unsecured debentures, notes or other evidences of indebtedness issued under the U.S. Trust Indenture.

(xvii)	“Subsidiary” means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the “First Preferred Shares”), second preferred shares (the “Second Preferred Shares”) and up to 2,000,000,000 Common Shares. Certain of the rights and attributes of each class are described below.

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First Preferred Shares

Shares Issuable in Series

The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights

Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.

Second Preferred Shares

Shares Issuable in Series

The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

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Voting Rights

Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.

Common Shares

Priority

The holders of Common Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares, without preference or distinction.

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

Ownership and Voting Restrictions

Non-Canadian persons shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage (as defined below) of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”). The Restricted Percentage is the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadian persons without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

The power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time (collectively, the “Applicable Regulations”) or in the articles of the Company. The Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or the articles of the Company, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who: (1) is or proposes to be a registered holder of voting shares of the Company; (2) holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder; (3) subscribes for voting shares of the Company; (4) requests registration of a transfer of voting shares of the Company; (5) requests a change in registration of voting shares of the Company; or (6) elects to convert or exchange any securities into or for voting shares of the Company, file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to the articles of the Company shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

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Notwithstanding any other provision of the articles of the Company or the rules or operating procedures established pursuant to the articles of the Company, a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in the articles of the Company or the Applicable Regulations. For greater certainty but without limiting the generality of the foregoing: (1) no transfer, issue or ownership of, and no title to, voting shares of the Company; (2) no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and (3) no act of the Company, including any transfer of property to or by the Company, shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.

In administering the ownership restriction provisions of the articles of the Company and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on, among other things, the Company’s central securities register.

The ownership restriction provisions of the articles of the Company shall cease to be binding on the Company and its shareholders upon the repeal of the Applicable Regulations, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.

TELUS Shareholder Rights Plan

TELUS first adopted a shareholder rights plan in March 2000. In May 2010, the holders of the Common Shares and Non-Voting Shares ratified a substantially similar shareholder rights plan. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the shareholder rights plan (the “Rights Plan”), which among other things, reflects the elimination of the Non-Voting Share class from TELUS’ authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. Under the Rights Plan, TELUS issued one right (a “Right”) in respect of each Common Share outstanding as at such date. On May 9, 2019, the holders of the Common Shares ratified and confirmed a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are substantially similar to the terms of the Rights Plan and rights plans adopted recently by other Canadian issuers. The primary substantive differences between the New Rights Plan and the Rights Plan are to reflect changes to the take-over bid regime that were adopted in 2016 by the Canadian Securities Administrators, including to amend the definition of a Permitted Bid to provide that it must be outstanding for a minimum period of 105 days or such shorter period (determined in accordance with specific provisions of Canadian securities laws) that a take-over bid must remain open for deposits of securities. The New Rights Plan has a term of nine years subject to approval of its continuance by the shareholders of the Company at the annual meetings of the Company in 2022 and 2025. The Rights will separate from the Common Shares and will be exercisable ten trading days after a person has acquired, or commences to acquire, 20% or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the New Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares (as defined in the New Rights Plan), other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of Common Shares at a significant discount in accordance with the terms of the New Rights Plan.

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DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Warrants, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Equity Warrants;

(ii)	the price at which the Equity Warrants will be offered;

(iii)	the currency or currencies in which the Equity Warrants will be offered;

(iv)	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

(v)	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(vi)	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

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(vii)	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(viii)	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(ix)	whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(x)	material United States and Canadian tax consequences of owning the Equity Warrants; and

(xi)	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Debt Warrants;

(ii)	the price at which the Debt Warrants will be offered;

(iii)	the currency or currencies in which the Debt Warrants will be offered;

(iv)	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(v)	the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vi)	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(vii)	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

(viii)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(ix)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(x)	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

(xi)	material United States and Canadian tax consequences of owning the Debt Warrants; and

(xii)	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE OR EQUITY UNITS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

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The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

Original purchasers of Share Purchase Contracts or Share Purchase or Equity Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Share Purchase Contract or Share Purchase or Equity Unit. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Share Purchase Contracts or Share Purchase or Equity Units, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Share Purchase Contracts or Share Purchase or Equity Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Share Purchase Contracts or Share Purchase or Equity Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

TELUS may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.

The Subscription Receipts will be issued under one or more subscription receipt agreements that TELUS will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts. Under the subscription receipt agreement, original purchasers of Subscription Receipts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Subscription Receipts, the amount paid for the Subscription Receipts, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

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The particular terms and provisions of any Subscription Receipts offered by TELUS, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. All such terms will comply with any applicable requirements of the TSX relating to Subscription Receipts. The Prospectus Supplement will include some or all of the following:

(i)	the number of Subscription Receipts offered;

(ii)	the price at which the Subscription Receipts will be offered;

(iii)	the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

(iv)	the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable;

(v)	the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

(vi)	whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, upon satisfaction of the release conditions;

(vii)	the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

(viii)	the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, pending the satisfaction of the release conditions;

(ix)	the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to TELUS upon satisfaction of the release conditions;

(x)	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

(xi)	procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

(xii)	any entitlement of TELUS to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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(xiii)	whether TELUS will issue the Subscription Receipts as global securities and, if so, who the depository will be;

(xiv)	provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

(xv)	material Canadian tax consequences of owning Subscription Receipts; and

(xvi)	any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the applicable Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

RISK FACTORS

Prospective investors in the Securities should consider carefully the matters set forth in the section entitled “Risks and risk management” in Management’s Discussion and Analysis of financial results in respect of the Company’s most recent annual financial statements and in Management’s Discussion and Analysis of financial results in respect of the Company’s interim financial statements filed thereafter, each of which is deemed to be incorporated by reference in this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSX or NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose.

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The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or agents may, subject to applicable law, over- allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York for the Company.

EXPERTS

The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; powers of attorney from directors and officers of the Company; the Canadian Indenture; the U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

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